Exhibit 12.1
COMCAST CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(dollars in millions)

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                                                 Six Months Ended June 30,                 Years Ended December 31,
                                                 -------------------------   ----------------------------------------------------
                                                      1999        1998       1998        1997        1996        1995        1994
                                                      ----        ----       ----        ----        ----        ----        ----
Earnings (loss) before fixed charges(1):
Earnings (loss) from continuing operations
  before extraordinary items and
  cumulative effect of accounting changes            $928.1     ($148.8)   $1,007.7    ($182.9)     ($6.4)      $48.0      ($46.0)
Income tax expense (benefit)                          723.7         9.3       594.0       70.4      109.0        91.3        (2.0)
Equity in net loss  of affiliates                       1.6       236.8       515.9      343.8      144.8        87.2        41.6
Fixed charges, less capitalized interest              254.7       237.2       466.7      458.9      448.4       450.0       254.8
                                                    -------       -----     -------      -----      -----       -----       -----
                                                   $1,908.1      $334.5    $2,584.3     $690.2     $695.8      $676.5      $248.4
                                                    =======       =====     =======      =====      =====       =====       =====
Fixed Charges (1):
Interest expense                                     $254.7      $237.2      $466.7     $458.9     $448.4      $450.0      $254.8
Capitalized interest                                    -           -           -        18.00      32.10        6.40
                                                    -------       -----     -------      -----      -----       -----       -----
                                                     $254.7      $237.2      $466.7     $476.9     $480.5      $456.4      $254.8
                                                    =======       =====     =======      =====      =====       =====       =====

Preference Security Dividend                          $23.2       $22.0       $44.8      $22.8       $1.1         -           -
                                                    -------       -----     -------      -----      -----       -----       -----

Combined fixed charges and                          -------       -----     -------      -----      -----       -----       -----
  preferred dividends                                $277.9      $259.2      $511.5     $499.7     $481.6      $456.4      $254.8
                                                    =======       =====     =======      =====      =====       =====       =====

Ratio of earnings to fixed charges (2)                 7.49        1.41        5.54       1.45       1.45        1.48         -

Ratio of earnings to combined fixed charges
  and preferred dividends (2)                          6.87        1.29        5.05       1.38       1.44        1.48         -



(1) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes, extraordinary items, cumulative effect of accounting changes, equity in net losses of affiliates and fixed charges. Fixed charges consist of interest expense and capitalized interest. Combined fixed charges and preferred stock dividends consist of fixed charges, as defined above, and the amount of pretax earnings required to pay the dividends on the Company's preferred stock.

(2) Earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $6.4 million for the year ended December 31, 1994.
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